UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors (the “Board”) of Nam Tai Property Inc. (“Nam Tai” or the “Company”), a company incorporated under the laws of the British Virgin Islands (the “BVI”), is providing the following updates with respect to certain litigation, arbitration, liquidity and other matters as of the date hereof.

Litigation Updates

As previously disclosed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), representatives of the Company are working to gain access and control over the assets, books, and records of the Company and its subsidiaries that are in the People’s Republic of China (the “PRC”), which we generally refer to as the on-shore assets. The corporate seals (more commonly known as chops) of the Company’s on-shore subsidiaries are currently believed to be held in the possession of the prior management team of the Company and the Company’s subsidiaries in the PRC. Although the Company is working to gain possession of the chops and control over the on-shore assets, Nam Tai’s terminated CEO, Wang Jiabiao (“Mr. Wang”) refuses to acknowledge the prior management team’s termination and has been obstructing the lawful and orderly transition of the on-shore assets despite multiple visits and demands by the Board’s appointed legal representative and the Company’s new management. Therefore, certain subsidiaries of the Company incorporated in the PRC (the “on-shore subsidiaries”) cannot change their official corporate registration information with the local authorities. The Company is continuing to take various steps to, among other things, take possession of the chops of the Company’s on-shore subsidiaries and gain access and control over the assets, books and records of such on-shore subsidiaries.

PRC Litigation

Wang Litigation

Mr. Wang filed a claim in the PRC, dated February 26, 2022, challenging the Sole Shareholder’s Written Resolutions, in respect of Nam Tai Investment (Shenzhen) Co., Ltd. (“NTI”), which were passed by Nam Tai Group Limited (“NTG”) on December 1, 2021 (the “Resolutions”) removing him from positions at the Company and its on-shore subsidiaries (the “Wang Litigation”) arising from the change in the Board of the Company. NTI and NTG are both wholly owned subsidiaries of the Company. Although the Company does not believe his claims have legal merit, the lawsuit is among Mr. Wang’s principal efforts in obstructing the change of control of the Company’s on-shore subsidiaries. In response, the Company filed counterclaims in the litigation with Mr. Wang asking the court to determine that the Resolutions were valid. The initial trial in this matter occurred on August 3, 2022, a second trial took place on November 11, 2022, and a third trial took place on November 29, 2022. The parties are awaiting a decision for this litigation.

Qianhai Injunction

As previously disclosed in the Company’s filings with the SEC, NTG brought a case against Mr. Wang and Zhang Yu (“Ms. Zhang” and together with Mr. Wang, the “Defendants”), both of whom are members of the Company’s prior management team, with third parties NTI and Yu Chunhua (“Mr. Yu”), the Company’s Chief Executive Officer. The case was brought by NTG on June 8, 2022, alleging that the Defendants, after being lawfully removed from their positions on the Company and NTI’s management team, continued to illegally possess and control the corporate seals and certificates of NTI and take actions that harmed the interests of NTI. On July 5, 2022, the Shenzhen Qianhai Cooperation Zone People’s Court (the “Qianhai Court”) in the PRC issued an injunction order that prohibits the Defendants from using the corporate seals (including the corporate official seal, special financial seal, special contract seal, legal representative seal and invoice seal) and certificates (including business licenses, organization code certificate and tax registration certificate) of NTI. Further, on August 15, 2022, the Qianhai Court issued an order to freeze the bank accounts and assets of the Defendants. The initial trial took place in December 2022, and the final trial took place on March 1, 2023. It is unclear when a judgment will be rendered.

Change of Registration Litigation

In August 2022, Mr. Yu filed a claim in the PRC before the Shenzhen Bao’an District People’s Court (the “Bao’an Court”) against NTI and Mr. Wang, requesting that (i) NTI be ordered to apply for the change of registration of its legal representative from Mr. Wang to Mr. Yu and (ii) Mr. Wang be ordered to assist with such change of registration. The initial hearing was held on February 8, 2023. Due to certain considerations, Mr. Yu decided to withdraw the case, and on March 8, 2023, the Bao’an Court issued a ruling declaring the case closed.

Defamation Case Against Mr. Yu

On December 28, 2021, Dongguan Nam Tai Real Estate Development Co. Ltd. (“Dongguan Nam Tai”, an indirect subsidiary of the Company) filed a lawsuit against Mr. Yu, requesting that Mr. Yu: (1) immediately cease infringing upon the business reputation and goodwill of Dongguan Nam Tai; (2) issue a public statement of apology to Dongguan Nam Tai, the publication of which should continue for at least one month; (3) publish a statement of apology to Dongguan Nam Tai in the Nanfang Daily for five consecutive days; (4) issue a public statement of apology to the villagers’ committee of Dongtai Village, Mayong Town, Dongguan City (the “Dongguan Committee”), in the same form as the initial Letter (as defined below), to eliminate the adverse effect produced by the alleged infringing acts and in order to restore the business reputation and goodwill of Dongguan Nam Tai; (5) pay monetary damages in the amount of RMB 1.00 to Dongguan Nam Tai with respect to the alleged infringing acts; and (6) bear all court costs incurred in connection with the case.

The dispute arises from the Letter of Notice (the “Letter”) sent to the Dongguan Committee, issued by Mr. Yu in his capacity as a director of the Company. In this Letter, the Company informed the Dongguan Committee that Mr. Wang and Ms. Zhang would be removed from their positions in Dongguan Nam Tai, and during the take-over of the Company’s other subsidiaries, Mr. Wang refused to hand over related corporate seals and business licenses to the new management. Dongguan Nam Tai claims that the contents of the Letter are false statements, and the reputation of Dongguan Nam Tai was therefore seriously damaged.

A hearing was held on February 14, 2023, and the court issued a judgment on February 23, 2023, dismissing all claims against Mr. Yu. The court held that Mr. Yu was performing his duties as a director of the Company, and, therefore, was not acting in his personal capacity when he issued the Letter of Notice to the Dongguan Committee.

Defamation Case Against the Company

After initiating the previously discussed defamation case against Mr. Yu, Dongguan Nam Tai filed a defamation lawsuit against the Company on the basis of the same facts.

On November 18, 2022, the Company filed a jurisdictional challenge, claiming that the case should be heard by the Dongguan Intermediate People’s Court rather than the First Primary People’s Court of Dongguan. On November 28, 2022, the First Primary People’s Court of Dongguan dismissed the Company’s jurisdictional challenge. Further, on December 30, 2022, the Company appealed the aforementioned jurisdictional decision before the Dongguan Intermediate People’s Court. The decision regarding the appeal is currently pending.

Mr. Yu’s Administrative Challenge

In December 2021, the Bao’an Branch of the Shenzhen Administration for Market Regulation (the “Bao’an AMR”) refused to register NTI’s application regarding changes to the registration of its legal representative, executive director, supervisor, and manager. In February 2022, Mr. Yu submitted a reconsideration application to the Shenzhen Government’s Reconsideration office (the “Reconsideration Office”) in relation to the Bao’ao AMR’s decision not to register the NTI corporate changes. The Reconsideration Office upheld the AMR’s decision, rejecting the change of registration application. As a result, Mr. Yu filed an administrative lawsuit before the Yantian District People’s Court to challenge the Reconsideration Office’s decision as well as the Bao’ao AMR’s decision. The case was heard in September 2022. In December 2022, the court dismissed Mr. Yu’s claim because the change of registration documents did not bear NTI’s chops, and thus did not comply with the formality requirements for a change of registration with the AMR. Mr. Yu then filed a Notice of Appeal, and a judgment for the appeal is currently pending.

West Ridge

As previously disclosed in the Company’s filings with the SEC, in March 2021, the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) found that the 2020 private investment in public equity (the “2020 PIPE”) conducted by the Company was void. Related to this litigation, the Company, under the prior management team and Board, entered into a settlement and indemnity agreement (the “Indemnity Agreement”) with West Ridge Investment Company Limited (“West Ridge”), a subsidiary of Haitong International Securities Co Ltd, providing for, among other things, the return of funds of approximately USD $24 million representing the purchase price paid by West Ridge in the 2020 PIPE if the 2020 PIPE was declared invalid.

On April 7, 2022, the BVI Court delivered a judgment in favor of West Ridge in the amount of $23.8 million and concluded that the terms of the Indemnity Agreement stand to be enforced subject to any issues as to quantum (the “West Ridge Litigation”). However, the BVI Court granted the Company permission to appeal the order to the Eastern Caribbean Court of Appeal (“Court of Appeal”) and granted the Company a stay on the order at a hearing held on June 8, 2022. This ruling prevents West Ridge from seeking to enforce its judgment against the Company pending the appeal of this case except for certain real estate holdings in Hong Kong and monies held in an account with Credit Suisse (the “CS Account”), both held by Hong Kong subsidiaries of the Company. A hearing was held before the Court of Appeal on February 10, 2023, and the Court of Appeal reserved judgment.

Additionally, the Company has filed evidence in opposition to the West Ridge claim for interest and legal costs arising from the June 8, 2022 judgment, which, dependent upon certain outcomes, may come due prior to the resolution of the appeal. A hearing took place on March 28, 2023 in the BVI Court and in the Court of Appeal on February 10, 2023. Further, West Ridge has initiated proceedings in Hong Kong to enforce the June 8, 2022 judgment, but the judgment continues to be subject to restrictions on enforcement in accordance with its terms.

Hong Kong Arbitration

As previously disclosed, in March 2021, the Company received an arbitration notice from Greater Sail Ltd. (“GSL”) seeking an order requiring the Company to repay the consideration of USD $146.9 million that GSL paid for 16,051,219 common shares of the Company issued and sold as part of the 2020 PIPE. The arbitrator granted GSL an interim preservation order over certain of the Company’s funds in connection with this arbitration (the “Hong Kong Arbitration”). The arbitration hearing took place from January 4, 2023 to January 6, 2023. An award from the arbitrator is anticipated to be delivered on April 6, 2023 or shortly thereafter. The interim preservation order currently remains in place and requires the Company not to dissipate the amounts held by Triumph Commitment (Hong Kong) Limited in the CS Account in Hong Kong, which holds over US $89 million.

Other Proceedings

Guangzhou Bank Litigation

In October 2022, the Shenzhen Branch of Guangzhou Bank Co. Ltd (“Guangzhou Bank”) filed a lawsuit before the Shenzhen Intermediate People’s Court against NTG, NTI, and Zastron Electronic (Shenzhen) Co. Ltd., all of which are the Company’s wholly owned subsidiaries. The dispute arises from a loan agreement and the amount in dispute is approximately RMB 575 million.

China Nuclear Industry 22nd Construction Company Limited Litigation

China Nuclear Industry 22nd Construction Company Limited has commenced proceedings against NTI in the Shenzhen Intermediate People’s Court. The dispute arises from a construction contract, and the amount in dispute is approximately RMB 323 million.

BVI Cost Assessment Litigation

As a result of the BVI Court’s finding, that the 2020 PIPE was void, the Company and GSL, the defendants in the litigation, have been ordered to pay the legal costs of IsZo Capital LP (“IsZo”), the plaintiff. The judgment on the assessment of these costs was reserved and a date for the delivery of that judgment is yet to be set. The Company and IsZo are in discussions regarding such costs.

BVI Conspiracy Litigation

Further, the Company filed a claim in BVI Court alleging that GSL conspired to block the new Board of the Company from taking control of the Company and its on-shore subsidiaries. As part of their efforts to obstruct the changes of control of the Company, GSL filed an application for the judge to recuse himself. This application was originally dismissed, but upon GSL’s appeal in October 2022, the Court of Appeal ordered that the judge recuse himself from proceedings between the Company and GSL. As a result of GSL’s successful appeal, the Court of Appeal ordered the Company to pay GSL’s legal costs. The assessment of GSL’s legal costs is currently outstanding.

Subsequently, the Company amended its claim in the BVI Court against GSL to add Kaisa Group Holdings Limited (collectively with its affiliates, “Kaisa”) as a defendant. Kaisa challenged the BVI Court’s jurisdiction arguing that the BVI Court has no jurisdiction over Kaisa, or in the alternative, should not exercise its jurisdiction. The Company opposed Kaisa’s jurisdictional challenge, and a hearing was held on March 7, 2023. The BVI Court reserved judgement.

Quinn Emanuel Urquhart & Sullivan, LLP Arbitration

On March 24, 2023, Quinn Emanuel Urquhart & Sullivan, LLP served the Company with a Demand for Arbitration under the JAMS Streamlined Arbitration Rules and Procedures relating to unpaid fees and costs.

Liquidity Updates

As of March 30, 2023, the Company had approximately USD $2.2 million of cash on hand. Such amount is not sufficient to pay the West Ridge Litigation liability or any potential liability under the Hong Kong Arbitration if either were to become due now. Further, although such liabilities may also be paid out of the CS Account under certain limited circumstances, the amount in the CS Account may not be sufficient to pay the full amount of the liability under the Hong Kong Arbitration, or under the Hong Kong Arbitration and the litigation on a combined basis.

Because management and Board members of the Company lack access to the Company’s bank accounts and other liquid assets in the PRC, the Company is assessing its options if it is required to satisfy a judgment or award in any of its litigations or other legal proceedings, particularly the West Ridge Litigation or the Hong Kong Arbitration. Such options include, among other things, trying to access funds located in certain accounts that the Company currently cannot access, conducting equity or debt financings, or pursuing out-of-court or in-court restructuring.

In addition to the costs and prospective obligations related to the legal proceedings, including legal and professional services fees, the Company will need additional sources of liquidity while it awaits a decision from the courts (including decisions on any proceeding that has been appealed) in the PRC regarding the Company’s control over all of its assets in the PRC. Therefore, the Company is exploring all available potential sources of additional capital. Further, because the Company does not have control over certain assets, books, and records of the Company and its subsidiaries, it has been unable to file its Form 20-F for fiscal year 2021 with the SEC and is unlikely to be able to file its Form 20-F for fiscal year 2022 on a timely basis.

Bank Communications

The Company’s subsidiaries in the PRC are faced with ongoing litigation and potential enforcement cases arising out of the subsidiaries’ alleged failure to settle outstanding payments under relevant construction contracts. For example, the Company has received delayed notice from lender banks informing the Company that the conditions for acceleration have been triggered on a loan of approximately $81 million drawn by certain of the Company’s subsidiaries in China during the tenures of former executives Mr. Wang and Ms. Zhang, who are long-standing affiliates of Kaisa, and requiring additional security with respect to another loan to an indirectly owned PRC subsidiary of the Company in the amount of approximately $140 million, as disclosed in the Company’s Form 6-K filed with the SEC on November 18, 2022. Such lenders have expressed their continued concern about the timing of the lawful handover of on-shore control to the Company. The Company is evaluating remedies and engaging with the lenders to try to satisfy their concerns without exhausting all presently available cash and liquidity.

Officer Appointment

On February 27, 2023, the Board approved an amendment to Mr. Yu’s employment agreement and appointed him to serve as the Chief Executive Officer of the Company, effective January 1, 2023. Pursuant to Mr. Yu’s amended employment agreement, his annual base salary will be $800,000 and the value of his equity award will be $200,000. Mr. Yu previously served as the Company’s Interim Chief Executive Officer from March 2022 until his appointment as Chief Executive Officer. The Board believes Mr. Yu’s local experience, private sector background and current involvement in the Company’s continued efforts to obtain total on-shore control of the Company’s assets in the PRC provide him with the requisite experience to serve as the Chief Executive Officer of the Company.

Compensation Plan

The Nam Tai Property Inc. Long Term Incentive Plan (the “LTIP”), effective as of May 11, 2022, was initially adopted to provide a means through which the Company may attract, retain and motivate qualified persons as employees, directors and consultants, and other individual service providers. The LTIP was amended and restated on February 27, 2023 to increase the initial share reserve of 3,000,000 shares to 5,000,000 shares. Additionally, the LTIP was amended to provide that if the Company is not trading on a stock exchange as of January 1 of each calendar year occurring prior to the expiration of the LTIP, the share reserve will increase by 1,000,000 shares.

Through March 30, 2023, the Company has granted 3,928,029 restricted shares and 407,106 restricted share units to its directors and officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2023

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer